

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 4, 2008

<u>Via U.S. mail and facsimile</u>

Douglas N. Bolen
Chief Executive Officer
Delta Oil & Gas, Inc.
2600 144 4th Avenue S.W.
Calgary, Alberta   T2P 3N4
Canada

> **Re: Delta Oil & Gas, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 7, 2008**
> **File No. 333-153880**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 0-52001**

Dear Mr. Bolen:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   Please confirm that you will file a Schedule TO-T in connection with this tender offer as soon as practicable on the date of commencement. Refer to Rule 14d-3(a)(1) and (2).

2.   Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a). See Rule 14d-1(g)(3) for additional guidance on the definition of "business day."

3.   In an appropriate location, please revise to include the information required by Item 1007(a), (b) and (d) of Regulation M-A and corresponding Item 7 of Schedule TO.

4.   Include the consent from Stallion's auditor as required under Rule 436, or provide the affidavits required by Rule 437.

5.   Include complete reliable information on Stallion as required by Part C of Form S-4, or provide a justification for why you are not required to include such disclosure. We direct your attention to Staff Accounting Bulletin Topic 1A.

Summary, page 3

Acceptance for Purchase of, and Payment for…, page 5

6.   We note that you will pay promptly following the expiry time and, in any event, not later than 10 days after the expiry time. Please tell us how this payment schedule complies with the requirement to pay promptly under Rule 14e-1(c). See Exchange Act Release 43069 at section II. D. (July 24, 2000).

Right to Withdraw, page 5

7.   We note that you describe the right to withdraw in relation to acceptance. Please revise, here and on page 73, to describe the right to withdraw in relation to the expiration date so that it is clear to stockholders that they may withdraw deposited shares during the period that the offer remains open. Refer to Rule 14d-7(a).

The Offer, page 65

Conditions of the Offer, page 66

8.   Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the reference to "threatened" actions since it is unclear how these actions could be objectively determined.

9.   We note that you reserve the right to terminate the offer on or before expiration if any condition remains unsatisfied or has not been waived. Please revise to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer.

Extension of Expiry Time…, page 68

10.   We note that the offer is conditioned on the tender of 80% of the total outstanding shares of Stallion. Please revise to state in the event of a material change, including a waiver of the minimum condition, you will extend the offer period if necessary so that at least five business days remain in the offer, following notice of the material change and that in the event of a change in price, the amount of securities sought, or other similarly significant change, you will extend the offer period so that at least ten business days remain in the offer, following notice of the change. Refer to Rule 14d-4(d)(2).

General, page 70

11.   We note that Delta has indicated depositing shareholders effectively agree that Delta's determinations regarding validity of tenders and interpretation of offer terms and conditions shall be final and binding. Please revise to indicate that depositing shareholders may challenge Delta's determinations in a court of competent jurisdiction.

Other Terms, page 75

12.   We note that you reserve the right to transfer the right to purchase shares in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Background of the Offer, page 76

13.   Provide a more detailed description of the merger background. While you identify each meeting that occurred and the participants, you cite only the topic discussed but provide no description as to the substance of those discussions of that meeting. We direct your attention to Regulation M-A. For example, please:

- specify the details of how the Board identified Stallion as a potential acquisition candidate; and

- provide a brief description of the types of "questions" asked during meetings or discussions with any financial advisors.

Financial Statements

14.   Please revise to include the ratio of earnings to fixed charges for the periods described in Item 1010(a)(3) and (b)(2) of Regulation M-A.

Exhibits

15.   Provide signed final legal and tax opinions as required under Item 601 of Regulation S-K. We will need sufficient time to review the opinions upon their filing.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Controls and Procedures, page 16

16.   In future filings, if true, state clearly that there have been no changes in your internal controls over financial reporting during the reporting period that have materially affected or are reasonably likely to materially affect such controls. Do not limit the changes you address to just those that you deem "significant".

Closing Comments

        As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison
     M. Karney

     <u>Via facsimile</u>
     Chad J. Wiener
     (414) 978-8918